

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Werner Lanthaler
Chief Executive Officer
Evotec AG
Essener Bogen 7
22419 Hamburg
Germany

> **Re: Evotec AG**
> **Amended Draft Registration Statement on Form F-1**
> **Submitted August 20, 2021**
> **CIK 0001412558**

Dear Dr. Lanthaler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Overview , page 1

1. We note your response to comment 3 and reissue the comment. Please provide the following information:
   - Provide your management team's analysis comparing your comprehensive suite of technologies and offerings to others in the industry.
   - Replace your statement that you are one of the most comprehensive and technologically advanced hubs... with disclosure indication that you believe you are one of the few companies that offers services in chemistry, biology, transcriptomics,

               protemics, iPSC-based disease modeling...
- Disclose how the white paper displayed your ability to deliver candidates to IND at around half the cost and in up to 30% less time to industry averages.
- Limit your statement about your royalty-generating pools of products to the identified competitors, disclose the stage of development of your pipeline pool assets and the provide similar information about your competitors' pipeline assets.
- Disclose the services or solutions that you offer that your competitors do not offer.

Additionally, tell us the extent to which you know how often parties you have partnered with have also partnered with your competitors on other projects and explain how you determined the number of pipeline assets for all of your competitors.

2.   We note your response to comment two and reissue the comment. To the extent that all 15 product candidates are material, please revise your pipeline table to identify all 15 candidates, related indication, development partner and stage of development. Alternatively, revise your summary to indicate you have 10 material product candidates in development. It is not appropriate to indicate that you have 15 candidates and only disclose information about "selected candidates." Whether on not your development partner has disclosed one of your pipeline assets is not a determinative factor with respect to your obligation to disclose material information about your operations.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 68

3.   We note the disclosures you provided in response to comment 13. Please expand the last sentence to clarify what you mean by "such related costs" being recognized as cost of sales when entering into customer contracts and partnership agreements based on internal R&D activities. In this regard, it is unclear when partnered costs are included in cost of sales versus in R&D expense.

Key Performance Metrics and Non-IFRS Measures, page 72

4.   We note your response to comment 11. While we appreciate that the R&D tax credits are recurring income to your operations, it remains unclear why excluding this income from your presentation of adjusted EBITDA is consistent with the guidance in Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance. In this regard, the reference to non-recurring charges and gains is an example.

Comparison of the Six Months Ended June 30, 2021 and 2020, page 79

5.   As previously requested in comment 15, please disclose in a tabular format the amount of R&D expense recognized for each product candidate and platform for each period presented noting whether the product candidate or platform is in its clinical stage or preclinical stage of development. Costs related to insignificant product candidates or platforms in clinical stage development and in preclinical stage development programs

may be aggregated into corresponding line items with any remaining, unallocated costs presented by their nature.

Business
EVOpanOmics - Industrialized high-throughput multi-omics platform, page 108

6.   We note your response to comments 17, 18, 23 and 24 and reissue these comments. Please expand your descriptions of these agreements to disclose and quantify the applicable payment streams, including quantify all payments made/received to date, the aggregate potential milestone payments and the royalty rate, within a reasonable range. If the milestone payments are provided on a per candidate basis, then provide the aggregate potential milestone payments per candidate. We will accept disclosure of a royalty range of no more than 10% to be reasonable. For example: single digit range, 1-19%, teens, etc. Disclose that the agreements relate to product candidates that are in discovery and pre-clinical stages of development. Provide similar information about your agreement with BMS and Exscientia on pages 122 and 123. Additionally, with respect to the Bayer agreement, please clarify if this agreement is the same agreement as that described on page 122.

7.   Disclose the term of each agreement and describe any termination provisions.

Bayer - Expansion of Original Collaboration Across the Clinical Development Spectrum and Across Multiple Therapeutic Areas, page 122

8.   We note your response to comment 22 and re-issue the comment. The requested disclosure is not contingent on a determination that the agreement is required to be filed. It is not appropriate to provide an "illustrative" description of collaborative arrangements that do not provide the material terms of such arrangements. Additionally, your response appears to indicate that an agreement is not material if you have not yet generated significant revenues for the agreement. Given that five of your 10 key pipeline assets appear to relate to your agreement with Bayer, it appears that the development of candidate pipeline is substantially dependent on the agreement and it should be filed as an exhibit.

The EVOroyalty "Iceberg" is Constantly Growing, page 124

9.   We note your response to comment 6; however, even with enhanced pixilation, this table is not legible and it is difficult to discern what you intend to depict. Please revise this figure with a larger font size and consider providing explanatory text. Similarly revise your table on page 127.

Overview of Selected Key Pipeline Assets, page 125

10.   Please explain the use of the term "Selected Key Pipeline Assets." How did you select the candidates to include in the table? Are they the most material, the furthest advanced, etc.?

11.   Please revise to clarify your interests in the candidates included in the table. For example, do you have commercialization rights, rights to milestones, royalties, etc.

EVOequity, page 126

12.   We note your response to comment 29 in which you contend that information about your 60 patent families would not be material to investors. This appears to conflict with your extensive risk factor disclosure in the section entitled "Risks Related to Intellectual Property." For example, on page 30, you state that you rely on the filing of "patent applications in the United States, Europe and abroad related to our pipeline assets, processes or other technologies (including methods of manufacture) and their uses that are important to our business." Please provide the previously requested information or revise your risk factor section to disclose the risks related to failure to obtain and maintain patents and explain that the 60 patent families disclosed on page are not material to your business.

Financial Statements
Notes to Unaudited Interim Condensed Consolidated Financial Statements, page F-7

13.   Please provide disclosures for events after June 30, 2021 in accordance with IAS 34.16A(h).

13. Investments accounted for using the equity method and other investments, page F-12

14.   Please expand your disclosures regarding the valuation of the underlying shares of your investment in Exscientia Ltd. to clarify whether the last financing round in Exscientia was with primarily related parties or third parties to Exscientia and/or Evotec. To the extent that the last financing round was primarily with related parties to Exscientia and/or Evotec, provide disclosure that explains how this impacted the valuation of your shares in Exscientia.

(3) Summary of Significant accounting policies
-Revenues from contracts with customers, page F-34

15.   As previously requested in comment 30, please provide both of the disclosure requirements in IFRS 15.124 for contracts with customers that are recognized over time. In this regard, the section, Main assumptions, on page F-35 includes determining the stage of completion of contracts with service fees, FTE-based research payments, and deliverable kind of services, which would appear to be recognized over time without the corresponding disclosure required by IFRS 15.124 for each type of performance obligation. The disclosure provided on page F-21 only references fixed-price arrangements with customers, which is not mentioned in your revenue accounting policy.

(4) Segment information, page F-40

16.   As previously requested in comment 32, please revise your presentation to include only

one measure of profit/(loss) for your operating segments that is provided to your CODM and also most closely determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to IFRS 8.26 for guidance. To the extent that you continue to include adjusted EBITDA as the segment measure of profit or loss, tell us whether the CODM receives the other measures of profit or loss also included in the current disclosure and why those measures were not selected as the one profit measure to be included in the footnote disclosure.

(23) Revenues from contracts with customers, page F-65

17.   We note your response to comments 17 and 36. While we appreciate that the recognized and anticipated revenues in the next few years may not be material for your license and/or collaboration agreements, we continue to request disclosure for those license and/or collaboration agreements in which the maximum total milestone and royalty payments available under the agreements would be material to your revenues. For the remaining agreements that you have determined the maximum total amount would be individually immaterial, disclose this fact and provide aggregate summary disclosures for these agreements. Refer to IFRS 15.110 for guidance.

(31) Commitments and contingencies
(b) Other commitments and contingencies, page F-76

18.   We note your response to comment 38. We continue to request that you provide disclosures for the third-party intellectual agreements in which you are required to pay material, maximum upfront, milestone and/or royalty payments. To the extent that the agreement relates to a sublicense agreement with a customer or other party disclosed within Note 23, disclose this fact.

You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences